October 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	EVRAZ NORTH AMERICA PLC
Request to Withdraw Registration Statement on Form F-1
File No. 333-198955

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EVRAZ NORTH AMERICA PLC (the “Company”) hereby respectfully requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-198955), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 26, 2014 and was amended on November 6, 2014, November 25, 2014 and December 19, 2014.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective by the Commission, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at EVRAZ NORTH AMERICA PLC, facsimile number +1 312-533-3610, with a copy to Company’s counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 40 Bank Street, London, E14 5DS, United Kingdom, facsimile number +44 20 7072 7183, attention James A. McDonald.

If you have any questions or require any further information, please contact James A. McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519 7183.

Respectfully submitted,
EVRAZ NORTH AMERICA PLC

By:	/s/ Conrad Winkler
Name:	Conrad Winkler
Title:	President & Chief Executive Officer

cc:	James McDonald, Skadden Arps
Michael Zeidel, Skadden Arps
Maria Protopapa, Skadden Arps